Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

February 9, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Scott Anderegg

Re:	Brera Holdings PLC
Registration Statement on Form F-3 (File No. 333-276870)

Dear Mr. Anderegg,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brera Holdings PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Tuesday, February 13, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Brera Holdings PLC

By:	/s/ Daniel Joseph McClory
Daniel Joseph McClory Executive Chairman

cc:	Louis A. Bevilacqua, Esq.